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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

                                   ----------

SCHEDULE TO/A
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)


DELIA*S CORP.
(Name of Subject Company (Issuer))


DODGER ACQUISITION CORP.,

an indirect wholly owned subsidiary of

ALLOY, INC.
(Name of Filing Person (Offerors))


CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)


24688Q101
(CUSIP Number of Class of Securities)

                                   ----------

MATTHEW C. DIAMOND
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
151 WEST 26TH STREET, 11TH FLOOR
NEW YORK, NEW YORK 10001
(212) 244-4307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   ----------

COPY TO:
SAMUEL A. GRADESS                            RICHARD M. GRAF, ESQ.
CHIEF FINANCIAL OFFICER                      KATTEN MUCHIN ZAVIS ROSENMAN
151 WEST 26TH STREET, 11TH FLOOR             1025 THOMAS JEFFERSON STREET, NW
NEW YORK, NEW YORK 10001                     WASHINGTON, DC 20007
(212) 244-4307                               (202) 625-3500

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





CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)                         AMOUNT OF FILING FEE(2)
$50,099,753                                      $4,054

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 53,438,809 shares of the outstanding Class A common stock, par value $0.01 per share, of the Issuer (the "Issuer Company Stock") and (ii) 547,994 shares of Issuer Company Stock issuable upon the net exercise of vested outstanding warrants and options having an exercise price less than or equal to the offer price of $0.928 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.00008090 multiplied by the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                   ----------

Amount Previously Paid: $4,054                                Form or Registration No.: SC TO-T
Filing Party: Dodger Acquisition Corp. and Alloy, Inc.        Date Filed: August 6, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEMS 1-11.

          This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on August 6, 2003, by Dodger Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation ("Alloy"), and by Alloy. On August 21, 2003, Purchaser and Alloy filed Amendment No. 1 to the Schedule TO. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of dELiA*s Corp., a Delaware corporation ("dELiA*s"), at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively.

         1. The Offer to Purchase is hereby amended by restating the first sentence of the second paragraph of Section 1 Terms of the Offer, which appears on page 10 of the Offer to Purchase, as follows:

         "Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Acquisition Agreement), (1) at any time, to extend for any reason the period of time during which the Offer is open, (2) prior to the expiration of the Offer, to terminate the Offer and not accept for payment, or to delay the acceptance for payment of, and any payment for, any tendered Shares, as a result of any of the conditions referred to in Section 14 "Conditions of the Offer" having not been satisfied or upon the occurrence of any of the events specified in Section 15 "Certain Legal Matters and Regulatory Approvals" and (3) prior to the expiration of the Offer, to waive any condition of the Offer (other than those relating to necessary governmental approvals); in each case by giving oral or written notice of such delay or waiver to the Depositary and making a public announcement thereof."

         2. Items 1-11 of the Schedule TO are hereby amended and supplemented to add the following:

         On August 26, 2003, Alloy and dELiA*s issued a joint press release, a copy of which is attached hereto as Exhibit (a)(5)(4), announcing that on August 25, 2003, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Alloy's proposed acquisition of dELiA*s.

ITEM 12.  EXHIBITS
Item 12 of Schedule TO is hereby amended as follows:


EXHIBIT
NUMBER                        DESCRIPTION
-------------------           -------------------------------------


         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (a)(5)(4)            Text of press release issued by Alloy and dELiA*s on August 26, 2003.
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.

------------------------
*      Previously filed.


ITEM  13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DODGER ACQUISITION CORP.

                                  By /s/ SAMUEL A. GRADESS
                                     -------------------------
                                     Name: Samuel A. Gradess
                                     Title: Treasurer

                                   ALLOY, INC.

                                  By /s/ SAMUEL A. GRADESS
                                     -------------------------
                                     Name: Samuel A. Gradess
                                     Title: Chief Financial Officer/Secretary

Dated: August 27, 2003

EXHIBIT INDEX


EXHIBIT
NUMBER                        DESCRIPTION
--------------------          -----------------------------------------


         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (a)(5)(4)            Text of press release issued by Alloy and dELiA*s on August 26, 2003.
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.

--------------------------
*      Previously filed.